Exhibit 99.1

 THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF REGULATION
11 OF THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS 2019/310

Tremor International Reports Results for the Third Quarter and Nine-Month Period Ended September 30,
2021

Company Generated Record Contribution ex-TAC of $76.7M for Q3 2021, an Organic Increase of 54% Year-
Over-Year

Programmatic Revenue Increased 56% in Q3 2021, Driven by 115% Growth in CTV and Representing
Continued Strong Organic Growth

TEL-AVIV, Israel – November 11, 2021 – Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in Video and Connected TV (“CTV”) advertising, offering an end-to-end technology platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, announces its financial results for the three- and nine-months ended September 30, 2021.

“I’m pleased to report another record quarter, the strongest in Tremor’s history,” said Ofer Druker, Tremor’s Chief Executive Officer. “Core to this performance is the strength of Tremor’s end-to-end technology and business platform, highlighted by a focus on CTV, which covers the three pillars of our business: DSP, DMP and SSP. Our end-to-end technology platform provides simplicity for our customers, better data empowerment for advertisers and media partners, and is accelerating the industry’s move towards supply path optimization. Our core growth driver for the quarter was in CTV services, and our revenues grew 55% organically year-over year compared to Q3 2020.”

Mr. Druker added, “We continue to deliver on our promise to expand and enhance our end-to-end CTV capabilities for customers as evidenced by our October acquisition of Spearad, an advanced CTV ad server technology enabling header bidding, which further complements our end-to-end platform offering. In addition, we recently announced our partnership with VIDAA, a smart TV operating system preinstalled on most TVs manufactured by Hisense and integrated into a number of premium original equipment manufacturers including Toshiba. This partnership further expands our US and international footprint and accelerates our growth in those key markets, while differentiating ourselves through exclusive access to VIDAA’s global automatic content recognition (ACR) data. As we look ahead, we will continue to evaluate additional strategic acquisition opportunities, while making further investments in our product, R&D, sales and marketing to advance future growth and increase our market share.”

Third Quarter 2021 Financial Highlights ($ in millions, except per share amount)

	Three months ended September 30			Nine Months ended September 30
	2021	2020	%	2021	2020	%
IFRS highlights
Revenues	87.0	56.1	55%	239.4	130.4	84%
Programmatic Revenues	68.9	44.3	56%	192.1	94.3	104%
Operating Profit/(Loss)	13.7	4.7	189%	50.1	(26.8)	287%

Total Comprehensive Income/(Loss)	10.2	9.7	6%	46.7	(19.9)	335%
Diluted EPS	0.07	0.05	45%	0.33	(0.14)	333%

Non-IFRS Highlights
Contribution ex-TAC	76.7	49.7	54%	213.4	110.3	93%

Adjusted EBITDA	42.3	19.6	116%	107.2	21.4	402%
Adjusted EBITDA Margin	55%	39%	40%	50%	19%	159%

Non-IFRS net Income	33.3	15.3	118%	83.5	9.6	773%
Non-IFRS Diluted EPS	0.21	0.11	88%	0.56	0.07	716%

Third Quarter and Nine-Month Highlights:

Record Financial Performance Strengthened by Significant Programmatic Activity
Strong growth in Programmatic activity reinforces the Company’s strategy to further enhance its end-to-end platform while leveraging technology, data and business intelligence. Momentum underpinned by strong performance in video across all screens, highlighted by growth in CTV:
•	Q3 Contribution ex-TAC increased organically by 54% compared to Q3 2020 Contribution ex-TAC of $76.7 million
o	Nine-month Contribution ex-TAC increased organically by 93% year-over-year to $213.4 million
•	Q3 Programmatic revenue increased 56% compared to Q3 2020 to $68.9 million driven by continued strong performance in CTV
o	Nine-month Programmatic revenue increased 104% year-over-year to $192.1 million
•	Q3 Adjusted EBITDA increased 116% compared to Q3 2020 to $42.3 million
o	Nine-month Adjusted EBITDA increased 402% year-over-year to $107.2 million

Continued Growth in CTV and Video Spending
CTV remains a key strategic focus for Tremor as the industry continues to shift towards programmatic buying.
•	CTV revenue grew by 115% compared to Q3 2020 to $20.0 million in Q3 2021
•	CTV revenue accounted for 26% of total contribution ex-TAC in Q3 2021 compared to 19% in Q3 2020
•	Video revenue represented 82% of total contribution ex-TAC for the nine-month period ended September 30, 2021, up from 75% in the nine-month period ended September 30, 2020

Expanded Partnership Roster and Achieved Important Business Wins
•
Unruly added 35 new US supply partners in Q3 across critical growth verticals in sports, entertainment and lifestyle, as well as Original Equipment Manufacturers (OEM) and Multicast Video On-Demand (mVOD) businesses

•	Unruly’s product team streamlined revenue opportunities for publishers by rolling out consolidated and enhanced header bidding adapters on both the client-side and server-side
o	Publishers can now access Tremor Video demand for all Unruly formats via a single adapter, rather than legacy versions
•
Tremor Video observed a major increase in adoption of its data-driven Creative offering, Tr.ly, since 2020, including expansion across CTV, as well as a substantial increase in client usage of our custom QR code solution for CTV

Strong Margin Profile
•	By running its own data centers alongside cloud-based computing, Tremor continues to deliver consistent performance, quality, and cost efficiency
•	The Company’s financial model allows high efficiency and lower operating costs leading to operating leverage, economies of scale, and strong productivity
•
Compared with other ad-tech peers, Tremor has one of the highest margin and operational profitability financial structures, resulting in a 49% adjusted EBITDA margin in Q3 2021 on a reported revenue basis, and 55% on a Contribution ex-TAC basis

Fourth Quarter and Annual Financial Guidance

Tremor’s guidance is based on the expectation that the global economy will continue to recover and that there will be no major Covid-19-related setbacks that may cause economic conditions to deteriorate or otherwise significantly reduce advertiser demand. Our guidance also takes into account the widespread global supply chain issues that limited advertising activity in Q3 2021 in certain verticals such as automobile manufacturing, with the anticipation that these challenges will continue to have an impact in Q4 2021. Our wide range of revenue streams and verticals help mitigate the impact faced by others from these challenges and accordingly, Tremor estimates:

o	Q4 2021 Contribution ex-TAC of at least $85 million
o	Q4 2021 Adjusted EBITDA of at least $42 million
o	Annual 2021 Contribution ex-TAC of at least $298.4 million
o	Annual 2021 Adjusted EBITDA of at least $149 million

This guidance reflects anticipated full-year organic Contribution ex-TAC and Adjusted EBITDA growth of approximately 62% and 150%, respectively.

Management remains confident in the medium- to long-term prospects of the Company with Tremor well-placed to further benefit from the resurgence in the global digital advertising industry that is expected to continue.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Net Income (Loss) and Non-IFRS Earnings (Loss) per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments, and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of net income (loss) to Adjusted EBITDA," "Reconciliation of net income (loss) to non-IFRS income (loss)," and "Reconciliation of IFRS income (loss) per share to non-IFRS income (loss) per share" included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA margin: we define as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share:  We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, cash and non-cash based acquisition and related expenses, including amortization of acquired intangible assets, merger related severance costs, transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and potential shares issued under the Employee Stock Purchase Plan, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings (loss) per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss).

Third Quarter and Nine-Month 2021 Financial Results Webcast and Conference Call Details
•	Tremor International Third Quarter 2021 and Nine-Months Ended September 30, 2021 Earnings Webcast and Conference Call
•	November 11, 2021 at 6:00 AM/PT, 9:00 AM/ET and 2:00 PM/GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/ri5hqnob
•	Participant Dial-In Number:
o	US/CANADA Participant Toll-Free Dial-In Number: 844-692-7011
o	UK Participant Toll-Free Dial-In Number: +44 20 3107 0289
o	INTERNATIONAL Participant Dial-In Number: 929-517-0922
o	Conference ID: 1196197

About Tremor International
Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor International's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor International, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor International has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Antonia Pollock
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended.  Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements.  All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding Tremor’s continued short and long-term growth prospects, as well as evaluation of additional strategic acquisition opportunities, while making further investments in its product, R&D, sales and marketing to advance future growth and increase its market share. Tremor’s ability to deliver consistent performance, quality and cost efficiency, the continued shift in the industry towards programmatic buying, the growth of CTV, benefits of any of Tremor’s commercial partnerships and any other statements related to Tremor’s future financial results. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic and how those developments may adversely impact Tremor’s business, customers and the markets in which Tremor competes, changes in industry trends, other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s Registration Statement on Form F-1, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on June 17, 2021. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Adjusted EBITDA Reconciliation

	Three months ended September 30			Nine Months ended September 30
	2021	2020	%	2021	2020	%
($ in thousands)
Net Income (Loss)	11,880	6,995	70%	48,823	(19,046)	356%
Taxes on income	1,491	(3,276)		(347)	(7,747)
Financial expense (income), net	312	1,015		1,623	13
Depreciation and amortization	10,033	11,662		29,945	33,685
Stock-based compensation	18,745	1,592		23,696	10,153
Restructuring & Acquisition costs	74	1,600		508	4,309
IPO related one-time costs	(195)	-		2,938	-
Adjusted EBITDA	42,340	19,588	116%	107,186	21,367	402%

Contribution ex-TAC Reconciliation

	Three months ended September 30			Nine Months ended September 30
	2021	2020	%	2021	2020	%
($ in thousands)
Revenues	87,023	56,098	55%	239,411	130,394	84%
Cost of revenues (exclusive of depreciation and amortization)	(16,373)	(13,970)		(51,303)	(42,455)
Depreciation and amortization attributable to Cost of Revenues	(4,010)	(5,002)		(12,209)	(14,738)
Gross profit (IFRS)	66,640	37,126	79%	175,899	73,201	140%
Depreciation and amortization attributable to Cost of Revenues	4,010	5,002		12,209	14,738
Cost of revenues (exclusive of depreciation and amortization)	16,373	13,970		51,303	42,455
Performance media cost	(10,359)	(6,424)	61%	(26,012)	(20,101)	29%
Contribution ex-TAC (Non-IFRS)	76,664	49,674	54%	213,399	110,293	93%

Non-IFRS Net Income Reconciliation

	Three months ended September 30			Nine Months ended September 30
	2021	2020	%	2021	2020	%
($ in thousands)
Net Income (Loss)	11,880	6,995	70%	48,823	(19,046)	356%
Acquisition and related items, including amortization of acquired intangibles and restructuring	6,641	9,494		20,294	25,055
Stock-based compensation expense	18,745	1,592		23,696	10,153
IPO related one-time costs	(195)	-		2,938	-
Tax effect of Non-GAAP adjustments (1)	(3,793)	(2,819)		(12,235)	(6,590)
Non-IFRS Income (Loss)	33,278	15,262	118%	83,516	9,572	773%

Weighted average shares outstanding—diluted (in millions) (2)	159.7	137.8		147.8	138.3

Non-IFRS diluted EPS (in USD)	0.21	0.11	88%	0.56	0.07	716%

(1)	Non-IFRS income (loss) includes the estimated tax impact from the expense items reconciling between net loss and non-IFRS income (loss)
(2)
Non-IFRS earnings (loss) per share is computed using the same weighted-average number of shares that are used to compute GAAP earnings (loss) per share in periods where there is both a non-GAAP loss and a GAAP net loss

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	September 30	December 31
	2021	2020
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	333,282	97,463
Trade receivables, net	137,105	153,544
Other receivables	17,485	17,615
Current tax assets	1,220	2,029

TOTAL CURRENT ASSETS	489,092	270,651

Fixed assets, net	3,487	3,292
Right-of-use assets	15,669	18,657
Intangible assets, net	203,146	224,500
Deferred tax assets	36,077	31,717
Other long term assets	1,076	1,834

TOTAL NON-CURRENT ASSETS	259,455	280,000

TOTAL ASSETS	748,547	550,651

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	7,151	9,047
Trade payables	135,559	125,863
Other payables	43,510	47,122
Current tax liabilities	7,393	3,162

TOTAL CURRENT LIABILITIES	193,613	185,194

Employee benefits	303	495
Long-term lease liabilities	9,503	12,162
Deferred tax liabilities	11,176	15,963
Other long term liabilities	2,455	7,824

TOTAL NON-CURRENT LIABILITIES	23,437	36,444

TOTAL LIABILITIES	217,050	221,638

SHAREHOLDERS’ EQUITY:
Share capital	438	380
Share premium	420,497	264,831
Other comprehensive income	1,203	3,330
Retained earnings	109,359	60,472

TOTAL SHAREHOLDERS’ EQUITY	531,497	329,013

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	748,547	550,651

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2021	2020	2021	2020
	USD thousands		USD thousands

Revenues	239,411	130,394	87,023	56,098
Expenses:
Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	51,303	42,455	16,373	13,970
Research and development expenses	10,916	9,723	4,108	3,239
Selling and marketing expenses	55,453	50,009	18,934	16,999
General and administrative expenses	41,895	21,769	23,892	5,961
Depreciation and amortization	29,945	33,685	10,033	11,662
Other Income	(200)	(467)	-	(467)
Total Expenses	189,312	157,174	73,340	51,364

Operating Profit (Loss)	50,099	(26,780)	13,683	4,734

Financing income	(394)	(882)	(221)	-
Financing expenses	2,017	895	533	1,015

Financing expenses, net	1,623	13	312	1,015

Profit (Loss) before taxes on income	48,476	(26,793)	13,371	3,719

Tax benefit (expenses)	347	7,747	(1,491)	3,276

Profit (loss) for the period	48,823	(19,046)	11,880	6,995

Other comprehensive income items:
Foreign currency translation differences for foreign operation	(2,127)	(829)	(1,634)	2,682

Total other comprehensive income (loss)	(2,127)	(829)	(1,634)	2,682

Total comprehensive income (loss)	46,696	(19,875)	10,246	9,677

Earnings (loss) per share
Basic earnings (loss) per share (in USD)	0.345	(0.142)	0.078	0.052
Diluted earnings (loss) per share (in USD)	0.330	(0.142)	0.074	0.051

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2021
Total Comprehensive income (loss) for the period	380	264,831	3,330	60,472	329,013
Profit for the period				48,823	48,823
Other comprehensive Income:
Foreign Currency Translation			(2,127)		(2,127)

Total comprehensive Income (loss) for the period	380	264,831	1,203	109,295	375,709

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests				64	64
Issuance of shares	47	136,111			136,158
Own shares acquired	(3)	(6,640)			(6,643)
Share based payments		25,150			25,150
Exercise of share options	14	1,045			1,059

Balance as of September 30, 2021	438	420,497	1,203	109,359	531,497

Balance as of January 1, 2020
Total Comprehensive loss for the period	351	240,989	494	58,778	300,612
Loss for the period				(19,046)	(19,046)
Other comprehensive Income:
Foreign currency translation			(829)		(829)

Total comprehensive loss for the period	351	240,989	(335)	39,732	280,737

Transactions with owners, recognized directly in equity
Own shares acquired	(14)	(9,215)			(9,229)
Issuance of shares in Business Combination	25	14,092			14,117
Share based payments		10,366			10,366
Revaluation of liability for put option on non-controlling interests				(180)	(180)
Exercise of share options	15	849			864

Balance as of September 30, 2020	377	257,081	(335)	39,552	296,675

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30
	2021	2020
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	48,823	(19,046)
Adjustments for:
Depreciation and amortization	29,945	33,685
Net financing expense (income)	1,505	(61)
Gain on leases change contracts	(373)	(2,424)
Share-based payment	23,696	10,153
Gain on sale of business unit	(200)	(416)
Tax benefit	(347)	(7,747)

Change in trade and other receivables	17,912	9,277
Change in trade and other payables	1,436	(10,119)
Change in employee benefits	(194)	(115)
Income taxes received	2,231	802
Income taxes paid	(2,858)	(1,747)
Interest received	238	371
Interest paid	(447)	(951)

Net cash provided by operating activities	121,367	11,662

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits	(102)	191
Leases Receipt	2,200	2,064
Repayment of long-term loans	-	817
Acquisition of fixed assets	(2,193)	(456)
Acquisition and capitalization of intangible assets	(3,691)	(3,693)
Acquisition of subsidiaries, net of cash acquired	-	6,208
Proceeds from sale of business unit	275	100

Net cash provided by (used in) investing activities	(3,511)	5,231

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(6,643)	(9,229)
Issuance of shares, net of issuance costs	134,557	-
Payment of call and put options	(2,414)	-
Proceeds from exercise of share options	1,059	864
Leases repayment	(8,106)	(10,488)

Net cash provided by (used in) financing activities	118,453	(18,853)

Net increase (decrease) in cash and cash equivalents	236,309	(1,960)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	97,463	79,047

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(490)	472

CASH AND CASH EQUIVALENTS	333,282	77,559